1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 13, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2026/07/09:	Announcement of the investment in Catalight Capital GP, L.P.

99.2	Announcement on 2026/07/13:	Chunghwa Telecom announced its operating results for June 2026

99.3	Announcement on 2026/07/13:	June 2026 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Announcement of the investment in Catalight Capital GP, L.P.

Date of events: 2026/07/09

Contents:

1.
Name and nature of the underlying security (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield): Catalight Capital GP, L.P.
2.
Date of occurrence of the event: 2026/07/09
3.
No., unit price, and monetary amount of the transaction:

(1)Amount and Unit Price: NA

(2)Total monetary amount: US$ 78 thousand

4.
Counterparty to the trade and its relationship to the company (if the trading counterparty is a natural person and not a related party of the company, its name is not required to be disclosed):

(1)Trading counterparty: Catalight Capital GP, L.P.

(2)The counterparty is not a related party of the Company.

5.
Where the counterparty to the trade is a related party, an announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, including its relationship with the company and the trading counterparty, the price of the ownership transfer, and date of transfer: NA
6.
Where the owner of the underlying securities within the past five years has been a related party of the company, an announcement shall also include the dates and prices of acquisition and disposal by the related party and its relationship with the company at the time: NA
7.
Matters related to the creditor’s rights currently being disposed of (including type of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights over a related party, the name of the related party and the book amount of such creditor’s rights currently being disposed of must also be announced): NA
8.
Profit (or loss) from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA
9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the Limited Partnership Agreement

10.
The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

(1)The manner in which the current transaction was decided, the reference basis for the decision on price: According to the Limited Partnership Agreement

(2)The decision-making unit: In accordance with the Company's internaldelegation of authority

11.
Net worth per share of company of the underlying securities acquired or disposed of: NA
12.
The discrepancy between the reference price of private placement company and the transaction amount per share is 20 percent or more: NA
13.
Current cumulative no., amount, and shareholding ratio of the securities being traded (including the current transaction) as of the date of occurrence and status of any restriction of rights (e.g.,pledges):

(1)Cumulative no. of shares held: NA

(2)Cumulative monetary amount: US$78 thousand

(3)Cumulative shareholding percentage: NA

(4)Status of any restriction of rights: None

14.
Privately placed securities (including the current transaction) as a percentage of total assets of the company and shareholder’s equity of the parent company on the latest financial statements, and the operating capital on the latest financial statements as of the date of occurrence:

(1)To the total assets: 0.30%

(2)To equity attributable to owners of the parent: 0.39%

(3)working capital: NT$ 14,609,081 thousand

15.
Broker and broker's fee: NA
16.
Concrete purpose or use of the acquisition or disposition: Long term strategic investment
17.
Whether the directors expressed any objection to the present transaction:NA
18.
Whether the trading counterparty is a related party: NA
19.
Date of approval by board of directors: NA
20.
Recognition date by supervisors or approval date by audit committee: NA
21.
Whether the CPA issued an opinion on the unreasonableness of the current transaction: NA
22.
Name of the CPA firm: NA

23.
Name of the CPA: NA
24.
License no.of the CPA: NA
25.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom announced its operating results for June 2026

Date of events: 2026/07/13

Contents:

1.
Date of occurrence of the event: 2026/07/13
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for June 2026:

The Company’s revenue for June 2026 was approximately NT$21.34 billion, income from operation was approximately NT$4.08 billion, net income attributable to stockholders of the parent was approximately NT$3.55 billion, EBITDA was approximately NT$7.50 billion and earnings per share was NT$0.46.

The Company’s revenue for the six months ended June 30, 2026 was approximately NT$121.35 billion, income from operation was approximately NT$26.36 billion, net income attributable to stockholders of the parent was approximately NT$20.75 billion, EBITDA was approximately NT$46.82 billion and earnings per share was NT$2.68.

6.
Countermeasures: None
7.
Any other matters that need to be specified: None

EXHIBIT 99.3

Chunghwa Telecom

July 13, 2026

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2026.

1) Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
Jun	Net sales	21,342,447	19,157,690	(+) 2,184,757	(+)11.40%
Jan-Jun	Net sales	121,351,909	112,538,805	(+) 8,813,104	(+) 7.83%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,053 ,869

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	14,749
	Fair Value	-255
	The amount of unrealized gain(loss) recognized this year	-3,460

Settled Position	Total amount of contract	293,178
	The amount of realized gain(loss) recognized this year	262

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	117,170
	Fair Value	-1,222
	The amount of unrealized gain(loss) recognized this year	-4,370

Settled Position	Total amount of contract	480,053
	The amount of realized gain(loss) recognized this year	2,617

b Trading purpose: None